UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

VectivBio Holding AG

(Name of Issuer)

Ordinary Shares, nominal value of CHF 0.05 per share

(Title of Class of Securities)

H9060V101

(CUSIP Number)

John Minardo

Ironwood Pharmaceuticals, Inc.

Senior Vice President, Chief Legal Officer and Secretary

100 Summer Street, Suite

2300, Boston, MA 02110

(617) 621-7722

Copy to:

Charles K. Ruck, Esq.

Daniel E. Rees, Esq.

Andrew Clark, Esq.

Ian Nussbaum, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 906-1200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: H9060V101

1.	Name of Reporting Person: Ironwood Pharmaceuticals, Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC,BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 61,295,063
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 61,295,063
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 61,295,063
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 97.60%
14.	Type of Reporting Person: CO

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the ordinary shares, nominal value of CHF 0.05 per share (the “Shares”), of VectivBio Holding AG, a corporation limited by shares organized under the laws of Switzerland (the “Issuer”). The Issuer’s principal executive office is located at Aeschenvorstadt 36, 4051 Basel, Switzerland.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Ironwood Pharmaceuticals, Inc., a Delaware corporation (the “Reporting Person”).

The name of each director and executive officer of the Reporting Person is set forth on Attachment A to this Schedule 13D.

(b)	The business address of the Reporting Person is 100 Summer Street, Suite 2300, Boston, MA 02110.

The residence or business address of each director and executive officer of the Reporting Person is set forth on Attachment A to this Schedule 13D.

(c)	The Reporting Person is a gastrointestinal healthcare company.

(d)	Within the last five years, neither the Reporting Person nor any person named in Attachment A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Within the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Attachment A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the acquisition of the Issuer were obtained from cash of the Issuer, cash on hand, and $400 million borrowed pursuant to a credit agreement by and among the Reporting Person, Wells Fargo Bank, N.A., as administrative agent, collateral agent, a letter of credit issuer and a lender, and the other agents, lenders and letter of credit issuers parties thereto (the “Credit Agreement”).

The description of the Credit Agreement in this Item 3 of the Schedule 13D is a summary only and is qualified in its entirety by the actual terms of the Credit Agreement, which is incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

Item 4.	Purpose of Transaction

Transaction Agreement and Offer

The Reporting Person acquired the securities reported herein pursuant to a cash tender offer (the “Offer”) to acquire all of the outstanding Shares of the Issuer at a price per share equal to $17.00 (the “Offer Price”), net to the seller in cash, without interest and subject to any applicable withholding taxes, pursuant to that certain Transaction Agreement (the “Transaction Agreement”), dated May 21, 2023, by and between the Reporting Person and the Issuer. The aggregate consideration paid by the Reporting Person to acquire the Shares accepted for payment (including Shares underlying equity awards of the Issuer) was approximately $1.15 billion.

The Reporting Person intends that, in accordance with the laws of Switzerland and a merger agreement expected to be entered into between Ironwood Pharmaceuticals GmbH, a limited liability company organized under the laws of Switzerland and a subsidiary of the Reporting Person (“Merger Sub”), and the Issuer, Merger Sub and the Issuer will consummate a statutory squeeze-out merger pursuant to which the Issuer will be merged with Merger Sub, and Merger Sub will continue as the surviving entity (the “Merger”). At the effective time of the Merger, each Share (other than Shares held by the Issuer or any of its subsidiaries immediately prior to the consummation of the Offer (the “Acceptance Time”) that was not validly tendered and accepted pursuant to the Offer or acquired by the Reporting Person after the Acceptance Time will thereupon be cancelled and converted into the right to receive the Offer Price. Following the completion of the Merger, the Reporting Person shall acquire all outstanding Shares and the Issuer shall become a wholly-owned subsidiary of the Reporting Person.

To the extent permitted under applicable law and stock exchange regulations, the Reporting Person intends to delist the Shares from Nasdaq and provided that the criteria for deregistration are met, the Reporting Person intends to cause the Issuer to make a filing with the Securities and Exchange Commission requesting that its reporting obligations under the Securities Exchange Act of 1934, as amended, be terminated.

Immediately following the Acceptance Time, the then current directors of the Issuer were replaced with those Ironwood appointed directors as approved by the VectivBio shareholders at an extraordinary general meeting of shareholders held on June 26, 2023. Promptly following the Acceptance Time, the Issuer amended its Articles of Association as approved by the VectivBio shareholders at an extraordinary general meeting of shareholders held on June 26, 2023.

Tender and Support Agreement

On May 21, 2023, in connection with the Transaction Agreement, the Reporting Person entered into a Tender and Support Agreement (the “Support Agreement”) with certain of the Issuer’s shareholders, executive officers and each of the members of the Issuer’s Board of Directors (together, the “Supporting Shareholders”), pursuant to which each Supporting Shareholder agreed, among other things, to tender their Shares in the Offer. The Support Agreement automatically terminated by its terms at the Acceptance Time.

The descriptions of the Transaction Agreement and the Support Agreement in this Item 4 of the Schedule 13D are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

Item 5.	Interest in Securities of the Issuer

(a)

The Reporting Person beneficially owns 61,295,063 Shares (the “Ironwood Shares”) representing approximately 97.60% of the Issuer’s outstanding Shares. This percentage is based upon 62,806,038 Shares issued and outstanding as of June 29, 2023.

(b)	The Reporting Person has the sole power to vote and dispose, or direct the voting or disposition, of all shares of the Ironwood Shares held by it.

(c)

Except as described herein, the Reporting Person has not effected any transactions in the Shares within the past 60 days nor has any person listed on Attachment A effected any transactions in the Shares within the past 60 days.

(d)	The Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ironwood Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 3 and 4 above summarize certain provisions of the Credit Agreement, Transaction Agreement and Support Agreement, and are incorporated herein by reference. A copy of each of these agreements is filed as an exhibit to this Schedule 13D and each is incorporated herein by reference.

Except as set forth herein, neither the Reporting Persons nor any person listed on Attachment A has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description
1	Credit Agreement, dated May 21, 2023, by and among Ironwood Pharmaceuticals, Inc., as borrower, Wells Fargo Bank, National Association, as administrative agent, collateral agent, a letter of credit issuer and a lender, and the other agents, lenders and letter of credit issuers parties thereto (incorporated by reference to Exhibit 10.1 to the Schedule TO-C filed by the Issuer with the SEC on May 22, 2023)

2	Transaction Agreement, dated May 21, 2023, by and between Ironwood Pharmaceuticals, Inc. and VectivBio Holding AG (incorporated by reference to Exhibit 2.1 to the Schedule TO-C filed by the Issuer with the SEC on May 22, 2023)

3	Tender and Support Agreement, dated May 21, 2023, by and among Ironwood Pharmaceuticals, Inc. and certain shareholders of the Issuer (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Issuer with the SEC on May 22, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2023	Ironwood Pharmaceuticals, Inc.

/s/ Sravan K. Emany
By: Sravan K. Emany Its: Senior Vice President, Chief Financial Officer

Attachment A

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Ironwood Pharmaceuticals, Inc. are set forth below.

Name, Title	Address	Principal Occupation	Citizenship

Thomas McCourt, Chief Executive Officer and Director	100 Summer Street, Suite 2300, Boston, MA 02110	Chief Executive Officer and Director	United States

Andrew Davis, Senior Vice President, Chief Business Officer	100 Summer Street, Suite 2300, Boston, MA 02110	Senior Vice President, Chief Business Officer	United States

Sravan Emany, Senior Vice President, Chief Financial Officer	100 Summer Street, Suite 2300, Boston, MA 02110	Senior Vice President, Chief Financial Officer	United States

John Minardo, Senior Vice President, Chief Legal Officer and Secretary	100 Summer Street, Suite 2300, Boston, MA 02110	Senior Vice President, Chief Legal Officer and Secretary	United States

Michael Shetzline, M.D., Ph.D., Senior Vice President, Chief Medical Officer and Head of Research and Drug Development	100 Summer Street, Suite 2300, Boston, MA 02110	Senior Vice President, Chief Medical Officer and Head of Research and Drug Development	United States

Julie McHugh, Chair of the Board of Directors	100 Summer Street, Suite 2300, Boston, MA 02110	Director	United States

Mark Currie, Ph.D., Director	100 Summer Street, Suite 2300, Boston, MA 02110	Director	United States

Alexander Denner, Ph.D., Director	100 Summer Street, Suite 2300, Boston, MA 02110	Founding Partner and Chief Investment Officer, Sarissa Capital Management LP; Chief Executive Officer of Sarissa Capital Acquisition Corp.	United States

Andrew Dreyfus, Director	100 Summer Street, Suite 2300, Boston, MA 02110	Director	United States

Jon Duane, Director	100 Summer Street, Suite 2300, Boston, MA 02110	Senior Partner Emeritus, McKinsey & Company	United States

Marla Kessler, Director	100 Summer Street, Suite 2300, Boston, MA 02110	Chief Marketing Officer, Datavant, Inc.	United States

Catherine Moukheibir, Director	100 Summer Street, Suite 2300, Boston, MA 02110	Director	Lebanon United Kingdom United States

Jay Shepard, Director	100 Summer Street, Suite 2300, Boston, MA 02110	Director	United States